Exhibit (a)(10)

Magma Announces Conversion Price for the Exchange Notes in its Exchange Offer

SAN JOSE, Calif., Sept. 3, 2009 — Magma(r) Design Automation, Inc. (Nasdaq: LAVA) today announced it has established the conversion price for the 6.0% Convertible Senior Notes due 2014 (the “exchange notes”) to be issued in exchange for Magma’s outstanding 2.0% Convertible Senior Notes due May 15, 2010 (the “existing notes”) in its exchange offer.

Pursuant to the terms of its exchange offer, the conversion price will be equal to the greater of (1) $1.80 per share and (2) 120 percent of the arithmetic average of the daily volume-weighted average price of Magma’s common stock for the five trading days ended Sept. 2, 2009 (the “5 Day VWAP”). The 5 Day VWAP for the period ending Sept. 2, 2009 is equal to $1.4354. Since 120% of the 5 Day VWAP, equal to $1.72, is less than $1.80 per share, the conversion price for the exchange notes in the exchange offer will be equal to $1.80 per share.

The exchange offer is scheduled to expire at midnight EDT on Friday Sept. 4, 2009, unless extended.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements about Magma’s exchange offer and are subject to risks and uncertainties that could cause actual results to differ materially from Magma’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the company does not complete the exchange offer on the terms described in the registration statement or at all, as a result of a change in capital and debt market conditions, changes in the price of Magma’s common stock, or the unwillingness of note holders to exchange their existing notes for exchange notes having the terms proposed. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-K for the fiscal year ended May 3, 2009 and its Registration Statement on Form S-4, as amended on August 24, 2009.

About Magma Design Automation

Magma’s electronic design automation (EDA) software is used to create complex, high-performance integrated circuits (ICs) for cellular telephones, electronic games, WiFi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma products for IC implementation, analog/mixed-signal design, analysis, physical verification, circuit simulation and characterization are recognized as embodying the best in semiconductor technology, providing the world’s top chip companies the “Fastest Path to Silicon.”™ Magma maintains headquarters in San Jose, Calif., and offices throughout North America, Europe, Japan, Asia and India. Magma’s stock trades on Nasdaq under the ticker symbol LAVA.

Magma is a registered trademark and “Fastest Path to Silicon” is a trademark of Magma Design Automation, Inc.